UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File No. 001-39000

Vista Energy, S.A.B. de C.V.

(Exact Name of the Registrant as Specified in the Charter)

N.A.

(Translation of Registrant’s Name into English)

Torre Mapfre,

243 Paseo de la Reforma Avenue, 18th Floor

Colonia Cuauhtémoc, Alcaldía Cuauhtémoc

06500, Mexico City

Mexico

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Issuance of notes under New York law by Vista Energy Argentina S.A.U., the Company’s main subsidiary

Mexico City, México, December 3, 2025 - Vista Energy, S.A.B. de C.V. (the “Company” or “Vista”) (BMV: VISTA, NYSE: VIST) announces to investors that it has completed the pricing of U.S.$400,000,000 in aggregate principal amount of the 8.500% senior notes due 2033 (the “Notes”) of Vista Energy Argentina S.A.U. (“Vista Argentina”), at an issue price of 101.236%, equivalent to a yield to average life of 8.250%, which will be governed by New York law. Vista Argentina is the Company’s main subsidiary. The offering is expected to close on December 10, 2025.

The Notes are being issued as additional notes of Vista Argentina’s previously issued U.S.$500,000,000 8.500% senior notes due 2033 (the “Initial Notes” and, together with the Notes, the “2033 Notes”). The Notes will have the same terms in all respects as the Initial Notes (except with respect to the date of issuance, initial issuance price and first interest payment date), will be treated as part of the same series of securities as the Initial Notes under the indenture governing the 2033 Notes and will be fully fungible and vote as one class with the Initial Notes (except that the Notes issued pursuant to Regulation S under the Securities Act of 1933, as amended, will trade separately under different CUSIP and ISIN numbers until 40 days after the issue date of the Notes). Upon closing of this offering, the aggregate principal amount outstanding of Vista Argentina’s 2033 Notes will be U.S.$900,000,000.

The offering was conducted in the United States and other foreign jurisdictions pursuant to Rule 144A (“Rule 144A”) and Regulation S (“Regulation S”) under the U.S. Securities Act of 1933, as amended (“Securities Act”), under the global program for the issuance of simple non-convertible debt securities (obligaciones negociables simples no convertibles en acciones) approved by the Shareholders’ Meetings of Vista Argentina held on May 7, 2019, May 7, 2024 and October 29, 2024. The Notes will carry an interest rate of 8.500%, principal installments will be in three consecutive annual installments, and the final maturity will be June 10, 2033.

This announcement is not an offer to sell or the solicitation of an offer to buy any securities in the United States or any other state or jurisdiction, and there shall not be any offer, solicitation or sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

THIS ANNOUNCEMENT RELATES TO AN OFFERING OF SECURITIES THAT HAVE NOT AND WILL NOT BE REGISTERED UNDER THE SECURITIES ACT, ANY U.S. STATE SECURITIES LAWS OR THE LAWS OF ANY JURISDICTION AND WILL BE OFFERED AND SOLD TO QUALIFIED INSTITUTIONAL BUYERS PURSUANT TO RULE 144A, AND IN COMPLIANCE WITH REGULATION S OUTSIDE THE UNITED STATES (EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT). THE SECURITIES MAY NOT BE OFFERED OR SOLD IN THE U.S. OR TO U.S. PERSONS ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS. THIS INFORMATION IS FOR YOUR INTERNAL USE AND MAY NOT BE FORWARDED OR REDISTRIBUTED TO ANY OTHER PERSONS.

This announcement has been prepared on the basis that any offer of securities in any Member State of the European Economic Area will be made pursuant to an exemption under Regulation (EU) 2017/1129 from the requirement to publish a prospectus for offers of securities.

No PRIIPs KID / UK PRIIPs KID – No PRIIPs / UK PRIIPs key information document (KID) has been prepared as not available to retail in EEA or UK.

This announcement has been prepared on the basis that any offer of securities in the United Kingdom will be made pursuant to an exemption under the Financial Services and Markets Act 2000 and Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 from the requirement to publish a prospectus for offers of securities.

The information in this announcement is only directed at (i) persons who are outside the UK or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this communication or any of its contents. Any investment activity to which this announcement relates is reserved for relevant persons only and may only be engaged in by relevant persons.

THE PUBLIC OFFERING IN ARGENTINA OF THE SECURITIES DESCRIBED IN THIS ANNOUNCEMENT IS INCLUDED IN THE AUTHORIZATION THAT THE ARGENTINE NATIONAL SECURITIES COMMISSION (CNV) GRANTED TO VISTA ENERGY ARGENTINA S.A.U. TO ISSUE NOTES PURSUANT TO ITS U.S.$3,000,000,000 GLOBAL PROGRAM FOR THE ISSUANCE OF SIMPLE NON-CONVERTIBLE DEBT SECURITIES (OBLIGACIONES NEGOCIABLES SIMPLES NO CONVERTIBLES EN ACCIONES) APPROVED BY THE CNV. THIS ANNOUNCEMENT HAS NOT BEEN PREVIOUSLY REVIEWED OR APPROVED BY THE CNV.

Forward Looking Statements

Any statements contained herein regarding the Company or any of its subsidiaries that are not historical or current facts are forward-looking statements. These forward-looking statements convey Vista’s current expectations or forecasts of future events. Vista undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of anticipated events. Forward-looking statements regarding Vista involve known and unknown risks, uncertainties and other factors that may cause Vista’s actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the “Risk Factors,” “Forward-Looking Statements” and other applicable sections of Vista’s annual report filed with the SEC on Form 20-F and other applicable filings with the SEC and Vista’s latest annual report available on the Mexican Stock Exchange’s (Bolsa Mexicana de Valores, S.A.B. de C.V.) website: www.bmv.com.mx, the Mexican National Banking and Securities Commission’s (Comisión Nacional Bancaria y de Valores) website: www.gob.mx/cnbv and our website: www.vistaenergy.com

Enquiries:

Investor Relations:

ir@vistaenergy.com

Mexico: + 52 55 1555 7104

Argentina: +54 11 3754 8500

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 3, 2025

VISTA ENERGY, S.A.B. DE C.V.

By:	/s/ Alejandro Cherñacov
Name:	Alejandro Cherñacov
Title:	Strategic Planning and Investor Relations Officer